INVEST IN **HEARME**

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A mobile health solution to provide peer support at scale and improve mental wellness.



HearMe.App
Adam Lippin
Founder + Ceo, HearMe

hearme.app Baton Rouge LA

Software | Technology | App | Mobile | Health and Fitness

LEAD INVESTOR

David Spitzer

Adam and the HearMe team have a unique approach to solving mental health issues through an app delivered peer support platform. It is a perfect solution, low cost to grow and it creates great data. HearMe is built in a way that not only allows human interaction, but also collects anonymized datasets that provide insights through AI - that is the perfect hybrid of connection and insight. I have talked to data scientist from Stanford and Penn State who are excited about the quality and diversity of this real world data and the variety of possible applications. Sadly, the scale of the problem for universities and enterprises is huge but we know that makes for an equally large business opportunity and an opportunity to have real impact. As a 2 x venture backed co-founder/first employee and an angel investor over 30 times I am very excited about this team and the opportunity for growth.

OVERVIEW UPDATES WHAT PEOPLE SAY 2 ASK A QUESTION 3

Highlights

1. We democratize the benefits of talk therapy by using an Uber-like supply model to meet demand and drive scalability.
2. Millenials and Gen Z are suffering from loneliness, anxiety, and depression in record numbers with dire implications.
3. 12 Billion workdays are lost annually due to issues of mental health - 47% of Americans consistently feel left out.
4. Accumulated data + AI will deliver valuable insights to individuals, universities, & enterprises.
5. 115,000+ downloads and 375,000+ Interactions — 92% of users report feeling better after just one conversation.
6. WellTech, an ecosystem of health and wellness technologies is growing — over $2.2 Billion in startup investments.
7. Advisory board of industry leaders across healthcare, HR, development, e-learning & training, media.
8. Global Health Strategies is a founding partner entity (offices and reach in 9+ countries)

Our Team



Adam S Lippin Founder/CEO

Serial entrepreneur with 30+ years of business experience in identifying and executing in niche markets and extensive experiential and operational expertise. Previously CEO & Founder of Atomic Wings (32 restaurants) with a successful exit in 2017.

I started HearMe because there's a transcendence that comes from being truly heard, seen, and validated by another human being. Being acknowledged for who we are, as a whole person, without judgment is a powerful solution for addressing loneliness. Even though people in our social

networks "surround" us and even crave the same things, there are few opportunities for authentic connections in real-time to support people navigate everyday stresses. So I helped build a platform for making these critical connections possible whenever we need them.



Luke Sagaser COO

A digital health strategist and all-around problem-solver who is passionate about finding ways to positively impact people's lives. Luke received his MBA from Vanderbilt University and leads all areas of operations and strategy for HearMe.



Erik Davtyan CTO

Erik is privacy enthusiast and web and mobile full-stack application expert. He was previously the co-founder and CTO of Wavve.



Sarra Rashid Head of Community

Based in Canada, Sarra is experienced as a peer support coach, community ambassador, and crisis responder. Sarra oversees the community, ensures quality and safety on the platform, and leads the production of all community programming.



Emma Sarjeant Community Manager

Based in the UK, Emma has specialties in counseling and mental health nursing. Emma is experienced as a mental health first aider, leads our internship programs, onboards and trains new listeners, and manages all internal community issues.



Narek Ghevandiani Lead Developer

A full-stack software engineer whose main skills include web and mobile developing with React, NodeJS, and Ruby on Rails, GraphQL, Rest API, state management libraries, and database architecture. He is a privacy and security enthusiast.



Callie Klotz Head of Communications

Callie is a global health communications and advocacy consultant for Global Health Strategies. She leads all communications efforts for HearMe, including social media and digital strategy, marketing, and PR.



Madelon Guinazzo Director of Training

Madelon is an expert on communication, consent, and boundaries and certifies workshop facilitators worldwide. She trains doctors and other healthcare practitioners on improving communication skills with their patients.

Listen. We can improve Mental Wellness together.

The Problem: We are in mental wellness crisis

47% of Americans report feeling lonely. Despite advances in technology that allow for constant connection, people feel more lonely, anxious, and devoid of authentic connection than ever. Loneliness is greatly impacting **Gen Z and Millennials**, making them the loneliest generations.

A recent study from YouGov showed that **22% of Millennials** reported having no friends. Covid-19 has only heightened their sense of isolation.


THE PROBLEM
We are in a Mental Health Crisis
Young adults are suffering from loneliness, anxiety, and depression in record numbers with dire implications.
81%
OF PEOPLE UNDER 40
47%
OF AMERICANS ARE LONELY
$225B
SPENT ON MENTAL HEALTH
12B
WORKDAYS


hopeless in the
last week.
the first sign of need
in mental wellness.
alone annually.
issues related to mental
wellness and illness.

Goal: Own the sub-clinical mental wellness space

Current Solutions aren't working despite people actively looking for help. Other models focus on lead generation to paid clinical services, chatbots, or self-reflection. People don't always need help in a clinical setting. More often, they benefit from someone who can listen to them, be present and available for them, see them, hear them, and validate them.

That is where HearMe comes in.


THE PROBLEM
Current Solutions are not Working
Issues of mental health and wellness are dramatically becoming more costly for universities and enterprises, despite 37% of Millennials and 35% of Gen Z receiving treatment or therapy.
CURRENT SOLUTIONS
Intimidating
Therapy-based
Reactive
Unaffordable
Not in real time
Non-human(bots)
WHAT IS NEEDED
Peer to Peer
Sub-Clinical
Proactive
Cost Effective
Immediate
Empathy

Solution: The HearMe Platform

HearMe is a mobile health disruptor with a scalable solution to address the global loneliness crisis and improve mental wellness. We democratize talk therapy's benefits by allowing anyone to **anonymously connect 24/7 with a trained listener** who can understand and share in their unique lived experiences.

By addressing the epidemic of loneliness and disconnection before it accelerates into larger health issues, we can positively impact people's overall mental wellness, drive targeted responses, and reduce cost for universities and enterprises. Built on the power of human connection through technology, we have access to vast datasets to allow for rich insights.


THE SOLUTION
A Platform that Delivers what is Needed
An Uber-like supply model to meet demand and lead directly to better health outcomes.
On-Demand
Uber-like supply model meets demand
Peer Support
Human to human connection leads to better health outcomes.
Data/NLP
Data and natural language processing drives highly targeted responses to individual needs.
92% POSITIVE CSAT*
AFTER JUST ONE CONVERSATION!

How It Works

HearMe harnesses the power of empathetic listening to create authentic connections and provide an outlet for people to ***vent, share, and discuss*** everyday stressors and triggers. Our 24/7 on-demand support meets people in their moment of need.




HOW IT WORKS
HearMe Mobile App
1 CHOOSE YOUR TOPIC
Select the topic you would like to discuss.
2 GET STARTED
Record how you feel before connecting.
3 GET MATCHED WITH A LISTENER
Connect via our AI Matching Algorithm.
4 TEXT WITH A LISTENER
Available 24/7 in real-time.
5 GIVE FEEDBACK
Record your feelings after a conversation and rate your listener!

<u>Our Unique Approach</u>

Mental health continues to deteriorate despite an increase in people being willing to seek help. We believe that a **problem shared is a problem halved** and that we <u>all</u> play a role in creating a healthier world. HearMe provides an inclusive and safe space for everyone to be welcomed and heard.


THE DATA
Traction
We have seen rapid acceptance of the platform during 14 month beta.
115k+
Downloads
375k+
Individual interactions
28k+
Dedicated chat lines
4.7/5
Average rating
20k+
Trained Listeners
24 min.
Avg. conversation length
BODY IMAGE
COVID-19
WORK
PREGNANCY
RELATIONSHIPS
UNIVERSITY
PARENTING
LGBTQ & IDENTITY
JUST WANT TO TALK

<u>Empowering all to put empathy into action through evidence-based interactions to improve mental wellness</u>

Finding avenues to feel heard and honestly express emotions can improve mental health, decrease negative self-thoughts and lead to a happier, more fulfilling life. According to the Cigna loneliness survey, people who experienced daily, meaningful interactions scored **20 points lower on the Loneliness Index** and tended to be healthier than those who didn't.

Overcoming loneliness starts with authentic, individual conversations. When we have an outlet to freely communicate and be heard without fear of judgment, we feel a sense of release, validation, and empowerment.

<u>Business model</u>


HOW IT WORKS
Business Model
HearMe's model is based on subscriptions to peer support services.
University Peer support delivered at a per student, per semester rate.
HearMe Premium Monetization of current user base by expanding product features at a low monthly rate.
Enterprise (2022) Peer support delivered at a per employee per month rate.
Enterprise grows to our main market share by 2024
HearMe
Vent.
Share.
Unbottle.
Connect.
Clarify.
Ask.
Reflect.

HearMe Mobile App

We foster authentic human connection by using an AI-powered matching

algorithm to connect users to trained listeners, in anonymous, safe, HIPPA compliant text conversations. Our users can log on to the mobile app, choose a topic to chat about, record their feelings, and be matched to a trained empathetic listener in about a single minute.

HearMe@University

A majority of our users are college students, therefore we are expanding into universities across the globe to address student mental health issues. As universities are understanding the importance of student mental wellness, we are able to partner with them and customize our platform to their specific needs.

HearMe Listening Academy

Our best-in-class training and certificate programs will benefit individuals and enterprises looking to improve their empathetic listening and communication skills through comprehensive, on-demand listening courses designed by experts.

HearMe@Work (2022)

As we continue to grow and scale our university and premium markets, we plan to expand to provide peer support services to enterprises around the globe. This market will grow to be our largest revenue stream by 2024 (results are not guaranteed).

Strong Engagement

HearMe's retention outperforms other competitive mental wellness apps -- **8.1% vs. 3.3%** over a 4-week window.


THE DATA
Engagement
HearMe's retention outperforms other mental health apps — 8.1% vs. 3.3[1]% over 4-weeks
6 MONTH AVG.
MONTH OVER MONTH USER GROWTH
5.39%
TOTAL USER GROWTH
81%
SESSIONS PER USER
5.3
THE PAST 90 DAYS
NEW USERS
21k
RETURNING USERS
25k

Game Plan

HearMe is in a position to be a market leader by breaking down the barriers of mental wellness with our accessible, cost-effective, scalable, and stigma-free solution.


Milestones
USE OF FUNDS
Sales & Marketing 35%
Operations 27%
Product 24%
G&A Expenses 14%
Q3 2021
Build University Pipeline
Product Development for HearMe Premium
Q4 2021
Go Live with 8 beta Universities
Launch HearMe Premium
2022
Expand to 40 Universities
Build Enterprise Pipeline & beta with 15 clients
2023
Expand to 90 Universities
Go live with 45 Enterprise Clients

This slide contains forward-looking projections that cannot be guaranteed.

We are set up for continued growth and success

Our advisory board includes industry leaders across healthcare, HR, organizational development, e-learning & training, and media.



THE TEAM
Advisory
Industry leading experts supporting key growth areas.
Kathy Mandato
WARNER MEDIA CHIEF HR OFFICER
SNAP VP HR
NBC UNIVERSAL EVP
COMCAST SVP
Transformational people, culture, and operations executive with 20+ years experience in Human Resources, sales and new business development, marketing, and communications as well as scaling technology-driven companies.
WARNER MEDIA
COMCAST
NBC UNIVERSAL
David Spitzer
UPPER DIAMOND CEO
THE LEARNING ACADEMY FOUNDER
KORN FERRY CREATIVE DIRECTOR
Award-winning creative and marketing executive with 25+ years experience in film, network television, mobile and interactive media, instructional design, and web, with expertise in leading e-learning business solutions for Fortune 100 companies, startup and venture firms.
UPPER DIAMOND
KORN FERRY
Suzanne Kolb
GROUP NINE CHIEF BRAND OFFICER
NBC UNIVERSAL PRESIDENT
WARNER BROS EVP
Media industry leader with 25+ years experience in building global brands and developing GenZ/Millennial content with expertise in driving operational excellence and profitable growth across television and digital media companies.
group nine
NBC UNIVERSAL
COMCAST
Matt Gjertsen
BETTER EVERYDAY STUDIOS COO
SPACEX TRAINING MANAGER
USAF TRAINING INSTRUCTOR
Proven strategic leader in human performance development with diverse expertise ranging from personal instruction in the fast paced environment of military aviation to creating organizational structures to foster and support excellence in a corporate setting.
BETTER EVERYDAY
SPACEX

Join our mission to change the world, one conversation at a time.

We believe that a problem shared is a problem halved, and with your investment, we can share the benefits of peer support and empathetic listening and combat the global epidemic of loneliness and disconnection. **Invest in HearMe today!**



Contact
Adam Lippin
adam@hearme.app
HEARME.APP
HearMe
Vent.
Share.
Unbottle.
Connect.
Clarify.
Ask.
Reflect.